UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SHUTTLE PHARMACEUTICALS HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

825693

(CUSIP Number)

Amir F. Heshmatpour

17304 Preston Road, Suite 300

Dallas, Texas 75252

(310) 721-4391

With copies to:

Larry Friedman

Friedman & Feiger LLP

17304 Preston Road, Suite 300

Dallas, Texas 75252

(972) 788-1400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 13, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 825693	13G/A	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AFH Holding & Advisory, LLC (EIN – 20-3429148) – Amir F. Heshmatpour
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 461,785
	6.	SHARED VOTING POWER 135,364
	7.	SOLE DISPOSITIVE POWER 461,785
	8.	SHARED DISPOSITIVE POWER 135,364

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 597,149
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.80% (1)

(1)	Based upon 15,733,165 shares of Common Stock outstanding as of August 14, 2023, as disclosed by the Issuer to the Reporting Persons in connection with the issuance of shares of Common Stock.

CUSIP No. 825693	13G/A	Page 3 of 6 Pages

Item 1.

(a)

Name of Issuer

This statement on Schedule 13G/A (this “Schedule 13G/A”) relates to the shares of common stock, par value $0.00001 per share (the “Shares”), of Shuttle Pharmaceuticals Holdings, Inc. (the “Company”).

(b)	Address of Issuer’s Principal Executive Offices The Company is a Maryland corporation with its principal executive offices located at One Research Court, Suite 450, Rockville, Maryland 20850.

Item 2.

(a)	Name of Person Filing AFH Holding & Advisory, LLC

(b)	Address of the Principal Office or, if none, residence 17304 Preston Road, Suite 300, Dallas, Texas 75252

(c)	Citizenship United States of America

(d)	Title of Class of Securities Shares of Common Stock

(e)	CUSIP Number 825693

CUSIP No. 825693	13G/A	Page 4 of 6 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 597,149

(b)	Percent of class: 3.80%

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 461,785.

	(ii)	Shared power to vote or to direct the vote 135,364.

	(iii)	Sole power to dispose or to direct the disposition of 461,785.

	(iv)	Shared power to dispose or to direct the disposition of 135,364.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Instruction. Dissolution of a group requires a response to this item.

CUSIP No. 825693	13G/A	Page 5 of 6 Pages

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Item 8. Identification and Classification of Members of the Group.

(i)	461,785 shares of common stock held of record by AFH Holding & Advisory, LLC, of which Mr. Amir F. Heshmatpour is the sole member and over which he has sole voting and investment control, (ii) 95,855 shares of common stock help of record by KIG LLC of which Mr. Heshmatpour’s spouse, Kathy Heshmatpour, exercises sole voting and investment control, and (iii) 39,509 shares held by Angelina Heshmatpour, the minor daughter of Mr. Heshmatpour.

Item 9. Notice of Dissolution of Group.

Item 10. Certification.

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 825693	13G/A	Page 6 of 6 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

10/18/2023
Date

AFH Holding & Advisory, LLC

/s/ Amir F. Heshmatpour
Signature

Amir F. Heshmatpour/President
Name/Title